UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
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GRUPO AEROPORTUARIO DEL PACIFICO REPORTS PASSENGER TRAFFIC DECREASE OF 30.2% FOR THE MONTH OF MARCH

GUADALAJARA, Mexico, April 04, 2020 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of March 2020, compared to traffic figures for March 2019.

During March 2020, total terminal passengers at GAP’s 14 airports decreased by 30.2%, compared to the same period of the previous year. Domestic passenger traffic decreased by 24.8%, while international passenger traffic decreased by 36.3%.

Domestic Terminal Passengers – 13 airports (in thousands):
Airport	Mar-19	Mar-20	% Change	Jan-Mar 19	Jan-Mar 20	% Change
Guadalajara	882.2	614.3	-30.4%	2,420.4	2,336.5	-3.5%
Tijuana*	496.1	418.4	-15.7%	1,361.2	1,420.1	4.3%
Puerto Vallarta	126.3	94.6	-25.1%	351.8	367.8	4.6%
Los Cabos	140.9	116.4	-17.4%	394.7	402.7	2.0%
Montego Bay	0.6	0.0	-96.6%	1.8	1.0	-47.0%
Guanajuato	163.7	107.3	-34.5%	462.0	424.6	-8.1%
Hermosillo	144.1	109.1	-24.3%	385.0	396.1	2.9%
Mexicali	96.3	75.3	-21.8%	266.0	277.0	4.1%
Morelia	38.4	33.7	-12.3%	110.2	125.8	14.1%
La Paz	74.9	60.6	-19.1%	210.1	213.5	1.7%
Aguascalientes	53.0	35.2	-33.6%	142.9	137.6	-3.7%
Los Mochis	29.9	24.4	-18.5%	83.8	86.8	3.6%
Manzanillo	7.8	6.7	-13.0%	23.9	23.2	-2.8%
Total	2,254.2	1,696.0	-24.8%	6,213.6	6,212.6	0.0%

International Terminal Passengers – 13 airports (in thousands):
Airport	Mar-19	Mar-20	% Change	Jan-Mar 19	Jan-Mar 20	% Change
Guadalajara	326.3	221.8	-32.0%	988.1	957.8	-3.1%
Tijuana*	223.0	151.9	-31.9%	658.1	684.3	4.0%
Puerto Vallarta	459.8	275.0	-40.2%	1,257.0	1,086.3	-13.6%
Los Cabos	410.8	232.8	-43.3%	1,056.2	947.1	-10.3%
Montego Bay	491.2	261.4	-46.8%	1,336.2	1,132.9	-15.2%
Guanajuato	57.0	32.6	-42.9%	171.3	148.2	-13.5%
Hermosillo	5.3	4.0	-23.6%	17.1	18.8	9.8%
Mexicali	0.6	0.2	-56.6%	1.4	1.2	-16.1%
Morelia	34.1	25.1	-26.2%	101.3	99.6	-1.6%
La Paz	1.6	1.1	-29.5%	3.6	3.3	-7.0%
Aguascalientes	14.1	11.3	-19.9%	44.5	48.4	8.8%
Los Mochis	0.5	0.3	-43.5%	1.6	1.3	-23.1%
Manzanillo	13.5	7.5	-44.2%	37.2	28.5	-23.4%
Total	2,037.8	1,225.1	-39.9%	5,673.6	5,157.7	-9.1%

International Terminal Passengers – 13 airports (in thousands):
Airport	Mar-19	Mar-20	% Change	Jan-Mar 19	Jan-Mar 20	% Change
Guadalajara	1,208.6	836.1	-30.8%	3,408.5	3,294.4	-3.3%
Tijuana*	719.1	570.3	-20.7%	2,019.3	2,104.4	4.2%
Puerto Vallarta	586.1	369.6	-36.9%	1,608.7	1,454.1	-9.6%
Los Cabos	551.7	349.2	-36.7%	1,450.9	1,349.8	-7.0%
Montego Bay	491.8	261.5	-46.8%	1,338.0	1,133.9	-15.3%
Guanajuato	220.8	139.9	-36.6%	633.3	572.9	-9.5%
Hermosillo	149.4	113.1	-24.3%	402.1	414.9	3.2%
Mexicali	96.9	75.5	-22.0%	267.4	278.2	4.0%
Morelia	72.5	58.8	-18.9%	211.5	225.4	6.6%
La Paz	76.4	61.7	-19.3%	213.6	216.9	1.5%
Aguascalientes	67.1	46.5	-30.8%	187.5	186.0	-0.8%
Los Mochis	30.4	24.7	-18.9%	85.4	88.0	3.1%
Manzanillo	21.3	14.3	-32.8%	61.0	51.7	-15.3%
Total	4,292.0	2,921.1	-31.9%	11,887.2	11,370.4	-4.3%
*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users:
Airport	Mar-19	Mar-20	% Change	Jan-Mar 19	Jan-Mar 20	% Change
Tijuana	219.4	150.3	-31.5%	647.3	677.3	4.6%

Kingston Airport (in thousands):
Passengers	Mar-19	Mar-20	% Change	Jan-Mar 19	Jan-Mar 20	% Change
Domestic	N/A	0.1	N/A	N/A	1.3	N/A
International	N/A	72.7	N/A	N/A	353.5	N/A
Total	N/A	72.9	N/A	N/A	354.7	N/A

Total Passengers – 14 airports (in thousands):
Passengers	Mar-19	Mar-20	% Change	Jan-Mar 19	Jan-Mar 20	% Change
Domestic	2,254.2	1,696.1	-24.8%	6,213.6	6,213.9	0.0%
International	2,037.8	1,297.9	-36.3%	5,673.6	5,511.2	-2.9%
Total	4,292.0	2,994.0	-30.2%	11,887.2	11,725.1	-1.4%

Highlights for the Period:

  COVID-19: During the first week of March, the World Health Organization (WHO) issued a pandemic alert regarding the COVID-19 virus, which caused a gradual decline in international flights from Canada, the United States and Europe. This resulted in a sharp decline in international passenger traffic in Mexico and Jamaica.
  In Mexico, the government did not issue any air travel restrictions, however, during the second week of March, this health emergency resulted in the declaration of Phase 1 of the pandemic; Phase 2 was declared for the fourth week of March. As a result, a large number of international flights were cancelled, as well as a significant decline in domestic travel.
  In Jamaica, the government suspended all incoming international flights for a period of 14 days, starting March 25, 2020, excluding transportation of cargo and merchandise, and only allowed the departure of commercial flights.
  The effects of the pandemic on the Company were reflected in the significant decline in passenger traffic for the month of March.
  Occupancy decreased by 33.3 percentage points, from 85.3% in March 2019 to 52.0% in March 2020.

Kingston: The Company assumed control of this airport on October 10, 2019. For comparison purposes, historical information is presented, reporting a total of 72.9 thousand passengers in March 2020, a decline of 47.8% compared to March 2019.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext.20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 6, 2020	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer